Exhibit 11

The Allstate Corporation and Subsidiaries
Computation of Earnings Per Common Share

	Year Ended December 31,
(in millions except per share data)	2003	2002	2001
Net Income	$2,705	$1,134	$1,158

Basic earnings per common share computation:
Weighted average number of common shares(1)	703.5	707.1	720.2

Net income per share—basic	$3.85	$1.60	$1.61

Diluted earnings per common share computation:
Weighted average number of common shares(1)	703.5	707.1	720.2
Assumed exercise of dilutive stock options	2.7	2.8	3.1

Adjusted weighted number of common shares outstanding	706.2	709.9	723.3

Net income per share—diluted	$3.83	$1.60	$1.60

(1)
Common shares held as treasury shares were 196 million, 198 million and 188 million, at December 31, 2003, 2002 and 2001, respectively.